UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
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SCHEDULE 13D

Under the Securities Exchange Act of 1934

V G TECH, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

918221 20 1
(CUSIP Number)

ACHIM STAMM
Wilhelm Str. 2, 31231 Bad Nauheim
Germany
00 49 6032 72123
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 22, 2004
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918221 20 1

1.	Names of Reporting Persons Water-Capital-Holding Ltd. I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Dubai, United Arab Emirates

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 80,000,000 shares of common stock

8.	Shared Voting Power: Not Applicable

9.	Sole Dispositive Power: 80,000,000 shares of common stock

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 80,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 70.2%

14.	Type of Reporting Person (See Instructions) CO

CUSIP No. 918221 20 1

1.	Names of Reporting Persons Achim Stamm I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: German Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: None.

8.	Shared Voting Power: 80,000,000 shares of common stock

9.	Sole Dispositive Power: None

10.	Shared Dispositive Power: 80,000,000 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 80,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 70.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 918221 20 1

1.	Names of Reporting Persons Hubert Hamm I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (c) ☐ (d) ☐

3.	SEC Use Only:

4.	Source of Funds (See Instruction): OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: German Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: None.

8.	Shared Voting Power: 80,000,000 shares of common stock

9.	Sole Dispositive Power: None.

10.	Shared Dispositive Power 80,000,000 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 80,000,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 70.2%

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 918221 20 1

ITEM 1.	SECURITY AND ISSUER.

The class of equity securities to which this Statement relates is shares of common stock, par value $0.001 per share (the "Common Shares"), of V G Tech, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 4676 West 6th Avenue, Suite A, Vancouver, British Columbia, Canada V6K 1V7.

ITEM 2.	IDENTITY AND BACKGROUND

This Statement is being filed by a group consisting of Water-Capital-Holding Ltd. ("Water"), Achim Stamm and Hubert Hamm (the "Reporting Group"). Mr. Stamm is a director and the Company Secretary of Water and is also the sole shareholder of Water. Mr. Hamm is a director of Water.

Water-Capital-Holding Ltd. is a company formed under the laws of Dubai and the United Arab Emirates with its registered office c/o Meyer-Reumann, Legal Consultancy, World Trade Center, Level 13, P.O. Box 9353, Dubai, United Arab Emirates. Water's principal place of business is in Dubai, United Arab Emirates.

Achim Stamm has a business address located at Wilhelm Str. 2, 31231 Bad Nauheim, Germany. Mr. Stamm is a director and the Company Secretary of Water and the sole director, President, Secretary and Treasurer of the Company. Mr. Stamm is also the Managing Director of Aqua Society GmbH ("Aqua"), the Company's wholly owned subsidiary. Mr. Stamm is also a practicing lawyer in Germany. Mr. Stamm is a citizen of Germany.

Hubert Hamm has a business address located at Unterm Berg 34, 45659 Recklinghausen, Germany. Mr. Hamm is a director of Water and is a consultant to Aqua. Mr. Hamm is a citizen of Germany.

During the past five years, no member of the Reporting Group has:

(a)	been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or
(b)
been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 22, 2004, Water transferred to the Company a 100% ownership interest in Aqua. In consideration for this interest, Water received the following:

(a)	10,000,000 Common Shares issued by the Company;
(b)	34,000,000 special warrants (the "Warrants") to acquire Common Shares, the terms of which are described below; and
(c)	36,000,000 Common Shares transferred from Steve Livingston, formerly the Company's sole director, President, Secretary and Treasurer.

The Warrants entitle the holder to acquire one Common Share for each Warrant held, without the payment of any additional consideration. The Warrants may not be exercised until the Company has authorized capital of at least 200,000,000 Common Shares (the "Triggering Event"). Ten business days after the Triggering Event, the Warrants

CUSIP No. 918221 20 1

will automatically be deemed to have been exercised and the Company will issue a total of 34,000,000 Common Shares to the holder(s) of the Warrants.

ITEM 4.	PURPOSE OF TRANSACTION

On September 22, 2004, pursuant to a Share Purchase Agreement (the "Share Purchase Agreement") between Water, Aqua, the Company and Mr. Livingston, the Company acquired a 100% ownership interest in Aqua (the "Acquisition"). The purpose of the Acquisition was to allow the Company to acquire rights to the technologies being developed by Aqua and to allow Aqua to access public equity markets.

Pursuant to the Share Purchase Agreement, the Company issued to Water 10,000,000 Common Shares and 34,000,000 Warrants. In addition, Mr. Livingston transferred 36,000,000 Common Shares to Water, being all of the Common Shares owned by Mr. Livingston. These Common Shares and Warrants were acquired by Water for investment purposes.

In connection with the Acquisition, effective on September 22, 2004, Mr. Livingston resigned as a director and as the President, Secretary and Treasurer of the Company and Mr. Stamm was appointed to those positions in his place.

Other than as described above, there are no plans or proposals that the Reporting Group is aware of which relate to or would result in a material change to the Company.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership: As of September 13, 2004, the Reporting Group beneficially owns the following securities of the Company:

Name	Class of Securities	Number of Securities (1)	Percentage of Class
Water-Capital-Holding Ltd.	Common Stock	80,000,000 (direct)	70.2% (2)
Achim Stamm	Common Stock	80,000,000 (indirect)	70.2% (3)
Hubert Hamm	Common Stock	80,000,000 (indirect)	70.2% (4)

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of September 22, 2004, the Company had 79,908,000 Common Shares issued and outstanding.

CUSIP No. 918221 20 1

(2)	The number of Common Shares listed as beneficially owned by Water includes 46,000,000 Common Shares and 34,000,000 Warrants.

(3)
The number of Common Shares listed as beneficially owned by Mr. Stamm includes 46,000,000 Common Shares and 34,000,000 Warrants owned by Water. These Common Shares are listed as beneficially owned by Mr. Stamm by virtue of his 100% ownership interest in Water.

(4)
The number of Common Shares listed as beneficially owned by Mr. Hamm includes 46,000,000 Common Shares and 34,000,000 Warrants owned by Water. These Common Shares are listed as beneficially owned by Mr. Hamm by virtue of his being a director of Water.

(b)

Power to Vote and Dispose of the Company Shares:

All of the 80,000,000 Common Shares beneficially owned by Water are owned directly by Water which possesses the power to vote and dispose of those Common Shares.

Individually, neither of Mr. Stamm nor Mr. Hamm have the power to vote or dispose of the 80,000,000 Common Shares beneficially owned by Water. However, as the sole shareholder of Water, Mr. Stamm has the power to direct the voting and/or disposition of those Common Shares. Mr. Hamm, as a director of Water, shares with Mr. Stamm the power to direct the voting and/or disposition of the Common Shares beneficially owned by Water.

(c) Transactions Effected During the Past 60 Days: The Reporting Group has effected the following sales of the Company's securities during the 60 days prior to September 22, 2004:

Date of Transaction	Number of Shares	Price Per Share	Where and How Transaction was Effected
None.

(d)	Right of Others to Receive Dividends or Proceeds of Sale: Not Applicable.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent: Not Applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Agreement amongst Water-Capital-Holding Ltd., Achim Stamm and Hubert Hamm to file a single Statement on Schedule 13D on behalf of each of them.

CUSIP No. 918221 20 1

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:	September 24, 2004	WATER-CAPITAL-HOLDING LTD.
/s/ Achim Stamm

Achim Stamm, Corporate Secretary

Dated:	September 24, 2004	/s/ Achim Stamm

Achim Stamm

Date:	September 24, 2004	/s/ Hubert Hamm

Hubert Hamm

AGREEMENT TO FILE JOINTLY

The undersigned hereby agree as follows:

WHEREAS the undersigned may be obligated to file Statements on Schedule 13D with the United States Securities and Exchange Commission (the "SEC") to report on their beneficial ownership of the common stock of V G Tech, Inc.,

NOW THEREFORE THE UNDERSIGNED HEREBY AGREE that a single Statement on Schedule 13D may be filed with the SEC on behalf of each of them.

Dated:	September 24, 2004	WATER-CAPITAL-HOLDING LTD.
/s/ Achim Stamm

Achim Stamm, Corporate Secretary

Dated:	September 24, 2004	/s/ Achim Stamm

Achim Stamm

Date:	September 24, 2004	/s/ Hubert Hamm

Hubert Hamm